Exhibit 12
Ratio of Earnings to Fixed Charges Computation
(in thousands except ratio of earnings to fixed charges)

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)
Earnings:
Income from continuing operations before income taxes and minority interest	$113,756	$104,475	$337	$137,463	$91,503
Portion of rents representative of interest expense	6,096	5,914	3,006	6,104	5,107
Interest on indebtedness, including amortization of deferred loan costs	103,292	116,027	124,043	126,523	111,910
Amortization of capitalized interest	3,728	3,596	3,613	3,090	2,962
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3,825)	(2,775)	(2,132)	(2,014)	(955)

Earnings, as adjusted	$223,047	$227,237	$128,867	$271,166	$210,527

Fixed Charges
Portion of rents representatives of interest expense	$6,096	$5,914	$3,006	$6,104	$5,107
Interest on indebtedness, including amortization of deferred loan costs	103,292	116,027	124,043	126,523	111,910
Capitalized interest	1,200	1,207	1,900	19,032	11,200

Total fixed charges	$110,588	$123,148	$128,949	$157,659	$128,217

Ratio of earnings to fixed charges	2.02x	1.85x	(2)	1.79x	1.64x

(1)	Results previously reported for years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been restated as disclosed in Note 2 to the Consolidated Financial Statements.

(2)	For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by approximately $80,000.